

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2022

Edward Vakser
Chief Executive Officer
Auri Inc.
1712 Pioneer Avenue, Suite 500
Cheyenne, Wyoming 82001

> **Re: Auri Inc.**
> **Amendment No. 2 to Registration Statement on Form 1-A**
> **Filed July 11, 2022**
> **File No. 024-11830**

Dear Mr. Vakser:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 1-A filed July 11, 2022

General

1.  Please filed an updated opinion of counsel that accounts for the changes to your offering. Please also tell us when you intend to amend your articles of incorporation to increase the number of your authorized shares and how you intend to complete this offering absent effectiveness of that amendment.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Jonathan D. Leinwand